Form 6-K
No. 4

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                                             April                                                                                                    2004,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: April 23, 2004	By	/s/ William G. E. Jacobs

PRESS RELEASE	Stockholm, Wednesday, April 21, 2004

Speech by Hans Stråberg at AGM

(ELUX) Shareholders, guests, ladies and gentlemen,

In recent weeks, I have traveled the world, meeting managers from various parts of our company. All in all, I have personally met over 700 managers at five different gatherings, in Venice, Brussels, Stockholm, Atlanta and Bangkok. At these gatherings, I have reviewed important aspects of our strategy. The strategy involves tough decisions about how to cut costs. It involves committing more resources to developing new products that customers want to pay more for. It involves making Electrolux the strongest global brand in the industry.

The response has been very positive. After these meetings, I feel that we share a common enthusiasm and capability to make Electrolux a winner in the coming years. And I feel strong support for our strategy within the company as I take on the exciting challenge of leading us through this important phase.

This year, our company celebrates its 85th birthday. In 1919, Axel Wenner-Gren made the decision to found Electrolux through the merger of Elektromekaniska AB and AB Lux. On August 29th of that year, the annual general meeting made the formal decision.

This was the start of a company that is now the world leader in household appliances for kitchens, cleaning, and forest and garden care.

Axel Wenner-Gren’s fundamental idea was to simplify the work people do in the home. He identified a need for more manageable vacuum cleaners in ordinary households. He took a very active part in developing new vacuum cleaners that were lighter and more powerful.

Wenner-Gren understood the enormous potential of the absorption refrigerator. He was quick to turn the invention into a product that ordinary consumers could use.

The rest is history, as they say. In the past 85 years, Electrolux has developed thousands of products that make life easier and more enjoyable for people around the world.

Even if a lot has happened since 1919, our job is still the same. The difference is that modern consumers have different needs.

The truly basic needs – to be able to wash clothes, make food or mow the lawn – are already largely provided for now.

Many of the needs we identify today are a question of consumers wanting products that are easier to use. But there are many other types of needs and problems that our products can address. Take allergies, for example. A growing number of people are worried about what’s in the air they breathe at home. Or take lack of time. More and more people have more and more things they “have to do”, and they worry about not having time to take care of their homes.

Electrolux provides easy-to-use products that make life simpler and more enjoyable. We provide products that deal with the kinds of worries I just mentioned – that eliminate household anxieties. That makes life easier and more enjoyable, both physically and emotionally.

That’s how we want our customers to view Electrolux – we make life a little easier!

That’s what the Electrolux brand stands for, and has stood for, for the past 85 years.

And that’s the core message around which we are now building Electrolux into the strongest global brand in the industry. By investing more in developing innovative new products, and by increasing our investment in marketing Electrolux.

In recent years, our industry has become increasingly globalized. The types of products we make are increasingly both manufactured and sold outside Western Europe and North America.

More and more products are produced in countries with significantly lower costs than Western Europe and the United States. The cost of wages in such countries is often a tenth or less. There is more and more low-price competition in many markets, and consumers like the cheap products.

We have to keep cutting costs to hold off the competition. Globalization offers big opportunities for us – if we work from our strengths. We have years of manufacturing and purchasing experience in most countries. We have a well established network of contacts and channels, both through local retailers in over 150 countries and through the growing global chains. As the global market leader, we’re attractive to global retailers. And we have strong brands in most of the countries of the world.

We can take advantage of economies of scale all over the world in purchasing, manufacturing, marketing and sales. And we’re the only company in our industry that covers the range of indoor and outdoor products for both home and professional use. That gives us a distinct advantage with the many retailers who sell both indoor and outdoor products.

We have very stable finances, good profitability and a positive sales trend. Let’s look at that in a bit more detail. In 2003, our sales grew by 3.3 percent for comparable organizational units, adjusted for exchange-rate fluctuations – that is, what we call organic growth. Our market share grew in several important markets in Europe, the US and South America. This is in no small part the result of our strong partnerships with leading retailers around the world.

We achieved an operating margin of 6.2 percent, which is a slight improvement on 2002. Our operating income was over 7.2 billion kronor. Our return on equity was 17.3 percent, one of the highest figures in the history of the company.

During the year we continued to reduce the amount of capital that is tied-up. Our net assets as a percentage of net sales were 23.6 percent. That means we’re using our assets extremely efficiently.

We measure the value we create as operating profit minus the cost of our net assets. In other words, our profit has to cover the expense of the capital used by the company before we create any value. In 2003, our value creation was almost 3.5 billion kronor. That was on a par with 2002, which was our best year ever.

We strengthened an already-strong balance sheet. Our solidity rose from 39.7 to 42.7 percent. Our debt-equity ratio was 0 percent. The Board therefore proposes to the annual meeting that we continue to buy back shares to create a better balance between equity and borrowed capital. We’ll be returning to that issue later today.

These strong earnings and a strong balance sheet are our grounds for increasing the dividend from 6 to 6.5 kronor – which you, the shareholders, will have the opportunity to voice your opinion on today.

I’d also like to mention our results for the first quarter of this year, which were published at lunchtime today. Our sales for the quarter totaled 30.5 billion kronor. That’s a decrease of 4.9 percent compared with the same period in 2003. The decrease resulted from exchange-rate fluctuations and changes in our structure. Corrected for these changes, our sales actually increased by 4.2 percent.

We recorded an operating income of 1.7 billion kronor, a 5.2 percent decrease. This figure, too, was negatively affected by translation to Swedish kronor. Estimated costs of 979 million kronor for the closure of our Greenville plant can be deducted from this total.

Our operating margin was 5.6 percent – the same level as the first quarter last year.

We improved our profit for Consumer Durables Europe and showed continued sales and profit improvements for our North American operations, measured in dollars. The trend for consumer durables outside Europe and North America is moving in the right direction. We’re seeing clear improvement of profits in India, China and Brazil, even if we need to push these levels higher still.

We are making investments on new products and on the Electrolux brand. We’re able to do this with no effect on our margins thanks to a strong focus on lowering costs.

Electrolux is thus taking on tougher competition from a position of strength, both financial and strategic. Through a clear strategy for the next several years, we intend to achieve continued profitable growth. Let me now take a few minutes for a brief review of our most important achievements in 2003.

First of all, we are putting a great deal of effort into achieving the lowest costs possible and making sure our operations are as efficient as possible. That is the foundation for bigger investments in product development and marketing.

In 2003, we began preparations to move some of our US production of refrigerators to Mexico. Production in Mexico offers major cost advantages. We are currently planning a new Mexican plant, to be completed in 2005.

We have also decided to evaluate a possible move of our vacuum cleaner production in Västervik to Hungary. As you all undoubtedly understand, this is no easy decision for me, having previously served as manager of the plant in Västervik. I was there last week to meet with the management, the union and the employees. I understand their concerns, but it’s impossible to ignore cost savings of the magnitude that are involved. Our experience with production in Hungary has been excellent – we already have a vacuum cleaner factory there. This enables us to remain competitive in a very tough industry that is strongly affected by low-price imports, especially from China. Ordinary consumers won’t pay more for a product because it’s manufactured in a particular country. Consumer pressure is relentless.

I would add that we’re investing in Sweden, too. We recently concentrated all our European vacuum cleaner development here in Stockholm.

In 2003, we decided to invest in two new plants in Eastern Europe: a refrigerator plant in Hungary and a washer plant in Russia. We also opened a washer plant in Thailand and expanded our production in Poland.

We continue to evaluate new opportunities for increased purchasing and production in countries with low costs. This is a global trend, and what we have seen so far is only the tip of the iceberg. For us, it provides opportunities to cut costs at all our production facilities.

At the same time, I fully understand that this creates problems for many of our employees. But as this company’s management, we are responsible for the survival and development of the company as a whole. I assure you, these are not easy decisions.

In 2003, we appointed new management for global purchasing. The goal is to speed the pace of our efforts to cut purchasing costs. It’s a question of increased coordination, fewer product platforms and more standardization. I have set us the goal of doubling the percentage of purchases from countries with lower cost levels in the next several years.

These savings give us resources to invest in things that improve revenues: new products and marketing.

My second point, then, is that Electrolux will be doubling capital expenditures on product development from today’s approximately 1 percent of sales to 2 percent. According to our analysis, this is a reasonable level to retain and improve our position on the market.

Increasing our commitment as measured in kronor or dollars is not enough, though. We have to make sure we develop products that consumers will pay more for, and that will build the Electrolux brand.

For this reason, we improved our product development process during the year. The objective is to understand the needs and problems of various types of consumers in depth, early in the process. Working from this consumer insight, we develop various product concepts that are then carefully consumer-tested – before the actual development work begins. We’re improving our chances of hitting the bull’s eye by working harder at the beginning of the process – before we invest in tools, machinery and marketing. We can also develop more products at an ever faster rate. This process applies to both consumer and professional products.

To start building a broad-based global brand, we have to start from the insight that different consumers have different needs and desires. We will therefore be using our global needs segmentation model to develop different products for different segments – all under the Electrolux brand.

This approach has been well received throughout the organization. Product developers can concentrate on solving the problems that consumers consider most important. And it gives our marketing people the documentation they need for more effective communication once the products are launched.

Here are a few examples of new products developed in 2003:

•	Electrolux Flymo’s new trimmer. It can be converted from a trimmer to an edger with a simple turn of a knob.

•	A refrigerator with a patented wine cooler for the Chinese market. This unit is the flagship of a brand new Electrolux line in China.

•	Electrolux Molteni’s new Podium Cooker – a handmade food-prep dream for serious kitchen professionals.

•	The new Electrolux Trilobite version 2.0 was developed in 2003 for introduction this year. In incorporates over 200 improved functions, including an automatic step sensor so it can’t fall down stairs.

•	Our new Automower – the new version of the automatic lawnmower is now being launched under the Electrolux brand, and is thus helping build our brand in the outdoor consumer products segment.

•	We launched an exclusive new line of built-in products under the name Electrolux Icon, including a Teppan Yaki stovetop.

The new approach to product development is also the basis for our new approach to communicating with consumers. This is my third point. In advertisements and other promotional material, we show that Electrolux understands the problems people face in the home, and how our products can help solve them. Not that we can solve all the problems families have, because we can’t...but we can help make life a little easier.

The new communications platform for the Electrolux brand that was developed in 2003 is in use around the globe. As a customer, you should recognize Electrolux no matter where in the world you are. The basic message and designs are the same. This is part of our long-term approach to building Electrolux into the strongest global brand in our industry.

To make this possible, we have concentrated all high-level market communications at one global advertising agency. Last year, we launched Electrolux’s new graphic profile, a few examples of which you see here. A new approach to images and a new graphic look for all external communications gives Electrolux an easily recognizable identity around the globe.

With our messages and design in place, we can now increase our commitment to marketing Electrolux. I have established the goal for the next several years of doubling investments in market communications from today’s approximately 1 percent of sales to about 2 percent.

There’s a simple reason for this. Consumers are willing to pay more for products with a strong brand. And higher prices mean higher profits.

In order to quickly, efficiently build Electrolux into a strong global brand, we are doing two things:

First, introducing Electrolux in North America. Three weeks ago, we launched the new Electrolux Icon range at the international kitchen fair in Chicago. Electrolux vacuum cleaners and food service equipment have already been launched in the US.

Second, we are growing in several categories, such as outdoor products for consumers. Right now – this April – the launch of the new Electrolux Automower is under way. This exciting product marks Electrolux’ entry into the garden.

Getting back to what we’re doing to build Electrolux into a strong global brand: We are leveraging the strength of our local brands, and double-branding more and more products as Electrolux. By the end of this year, sixty percent of our white goods sales in Europe will be accounted for by products that are branded Electrolux in this way. Just two years ago, the figure was about twenty percent.

Last but definitely not least, we are continuing to develop the Husqvarna brand of outdoor products. Husqvarna enjoys a very strong position among professional users. Every year in this segment, we are showing that a strong brand yields strong profits.

Electrolux shareholders, you own the leading company in this industry – a company with a global presence, strong finances and deep, broad-ranging expertise in a variety of key areas. Those of us who have received your mandate to take the company to the next level feel pride, enthusiasm and a strong will to succeed.

In most other consumer goods industries, a few global brands currently dominate. Take computers, cameras or mobile telephones. Consumers of these products choose well known global brands over more local names. And these brands can command higher prices thanks to their strength. Both product ranges and manufacturing are being globalized, which is leading to lower costs.

In our industry, this trend has only just begun. The first company to succeed in building a strong global brand, with innovative products at low prices, has a very promising future indeed.

My goal, and the goal of our other 77,000 employees, is to make sure Electrolux is that company.

Thank you for your attention.

Further information The Electrolux Press Hotline is available at +46 8 657 65 07.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124 billion and 77,000 employees.

PRESS RELEASE	Stockholm, Wednesday, April 21, 2004

Annual General Meeting 2004
(ELUX) The Annual General Meeting of AB Electrolux was held on Wednesday, April 21, in Stockholm.

Peggy Bruzelius, Thomas Halvorsen, Louis R. Hughes, Hans Stråberg, Barbara Thoralfsson, Michael Treschow and Karel Vuursteen where re-elected to the board. Aina Nilsson was new-elected to the board.

The proposed dividend of SEK 6.50 per share was adopted. The record date was set for April 26, 2004, and dividends are estimated to be paid by VPC (Securities Register Center) on April 29, 2004.

The parent company’s and Group’s Income Statements and Balance Sheets were adopted. The Board of Directors and President were discharged from liability for the fiscal year 2003.

At the statutory board meeting, Michael Treschow was new-elected chairman. Peggy Bruzelius was new-elected deputy chairman.

Redemption offer
In accordance with a proposal from the Board of Directors, the AGM decided on the conditions for the share redemption offer in a total amount of approximately SEK 3,000m. The decision can be summarized as follows:

•	Each A-share gives one class A redemption right, and each B-share gives one class B redemption right.

•	20 class A redemption rights entitle redemption of one class A share, and 20 class B redemption rights entitle redemption of one class B share. In order to facilitate adjustment of uneven lots, a maximum of 1,000 redemption rights can be used to redeem shares of either class (A and/or B).

•	The amount to be paid by Electrolux for each redeemed share is SEK 200.

•	A maximum of 1,000 redemption rights can be sold free of brokers’ commission.

The redemption offer is conditional to an extraordinary shareholders’ meeting resolving matters including a reduction of the share capital by means of redemption and the final number of shares to be included in the redemption procedure. The extraordinary shareholders’ meeting is intended to be held on June 16, 2004.

Provided that the offer is in accordance with the conditions above and accepted in its entirety, the company’s equity will be reduced by SEK 3,066m through redemption of 15,330,530 shares. The number of shares in Electrolux after the offer will thus amount to 308,769,470, including shares owned by the company. As of March 31, 2004, Electrolux owned 17,489,400 shares, which are not included by the offer.

Performance-based long-term share program

In accordance to the previously communicated proposal from the Board of Directors, the AGM decided to replace the Group’s current stock option programs with a performance-based long-term share program from 2004.

Repurchase and transfer of own shares

The Annual General Meeting approved, as in previous years, a new program for repurchase of A- and/or B-shares during the period prior to the Annual General Meeting in 2005.

The purpose of the repurchase program is to continuously enable adaptation of the Group’s capital structure, thus contributing to increased shareholder value. Electrolux should also be able to use repurchased shares in connection with financing of potential acquisitions and the option programs for 1999-2003, as well as the new share program for 2004.

The company may repurchase shares in an amount such that, following each repurchase, the company holds a maximum of 10% of the total number of shares in the company. Purchases may be made only through transactions on the Stockholm Stock Exchange and/or the London Stock Exchange at a price per share within the prevailing registered price interval.

As of March 31, 2004, Electrolux held 17,489,400 B-shares, corresponding to 5.4% of the total number of outstanding shares. Repurchased number of shares during the first quarter of 2004 was 500,000. With reference to the current holding of own shares, a maximum of 14,920,600 shares may be repurchased.

In accordance to the proposal from The Board of Directors the AGM decided to authorize the Board to transfer own A- and B-shares in connection with company acquisitions, during the period up until the Annual General Meeting in 2005. Transfers may be implemented with deviation from the shareholders’ preferential rights. In addition, transfers shall be made at a minimum price per share that corresponds to an amount in close connection with the price of A- or B-shares on the Stockholm Exchange at the time of the decision on the transfer. Payment for transferred shares may be made in cash, by contributions in kind, or by offsetting company debt.

The AGM also authorized transfers of repurchased own B-shares. The purpose is to implement the 2004 share program in a cost-efficient and flexible manner, to fulfil the obligation to deliver shares under the program, as well as to cover costs that may arise as a result of the previous employee stock-option programs for 1999-2003.

A maximum of 1,500,000 B-shares may be transferred free of charge to the participants in the share program. During the period prior to the next Annual General Meeting, a maximum of 1,313,010 B-shares may be transferred on the Stockholm Exchange at current market price in order to cover future costs of the employee stock-option programs for 1999-2003. These costs refer primarily to employer contributions.

Nomination procedure
The AGM decided that the nomination procedure prior to coming elections of board members shall be arranged so that the Chairman, during the fourth calendar quarter, contacts at least three of the major shareholders. Representatives of these major shareholders (who may not be members of the Board of Directors of the Company) shall then jointly, and under the leadership of the Chairman, prepare a proposal concerning members of the Board of Directors and the fee to the Board of Directors, to be submitted to the Annual General Meeting for resolution. The names of the shareholders’ representatives shall be made public as soon as they have been appointed.

—end

Further information
The Electrolux Press Hotline is available at +46 8 657 65 07.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124 billion and 77,000 employees.